AMENDED AND RESTATED
CLASS B STOCKHOLDERS AGREEMENT
OF
ANGEL STUDIOS, INC.

THIS CLASS B STOCKHOLDERS AGREEMENT (the "Agreement"), effective as of August 18, 2021 (the "Effective Date"), among **ANGEL STUDIOS, INC.,** a Delaware corporation (the "Company"), and all holders of the Company's Class B Common Stock (solely in respect of such Person's ownership of Class B Common Stock individually, a "Class B Stockholder" and, collectively, the "Class B Stockholders") provides as follows:

WHEREAS, in connection with the offering of the Company's Class B nonvoting common stock, $0.001 par value per share (the "Class B Common Stock"), pursuant to Tier 2 of Regulation A under the Securities Act of 1933, as amended (the "Offering"), each investor in the Company's Class B Common Stock is required to become a party to this Agreement under the terms of the Offering.

WHEREAS, each of the Class B Stockholders is presently the legal or beneficial owner of certain issued and outstanding shares of the Company's Class B Common Stock. Such issued and outstanding shares of Class B Common Stock, together with any other shares of Class B Common Stock now owned or hereafter acquired by any Class B Stockholder, and all other securities of the Company or any other entity which may be issued in exchange for or in respect of the Class B Common Stock, (whether by way of subscription, stock split, stock dividend, combination, reclassification, reorganization, merger, share exchange or any other means), now owned or hereafter acquired by any Person, shall be subject to and governed by this Agreement and are hereinafter referred to collectively as "Shares," it being understood that "Shares" shall not include any shares of any other class of stock issued by the Company, including any of such shares held by a Class B Stockholder;

WHEREAS, the Class B Stockholders wish to provide for continuity of ownership and management of the Company, which will inure to the benefit of the Company and each Class B Stockholder and constitutes good and valuable consideration for the obligations of the Company and each Class B Stockholder hereunder, and to otherwise promote their mutual best interests, all in accordance with the terms of this Agreement;

WHEREAS, certain of the Company's stockholders (the "Existing Stockholders") hold shares of Class B Common Stock and are party to that certain Stockholders Agreement, dated as of October 19, 2016, by and among the Company and such Existing Stockholders (the "Prior Agreement");

WHEREAS, the Prior Agreement may be modified or amended, and any provision of the Prior Agreement may be waived, only by an instrument in writing signed by Stockholders (as defined in the Prior Agreement) holding greater than fifty percent (50%) of the Shares (as defined in the Prior Agreement) issued and outstanding, on a Fully Diluted Basis (as defined in the Prior Agreement), as of the effective date of the waiver, modification or amendment; and

WHEREAS, the Existing Stockholders as holders of greater than fifty percent (50%) of the Shares (as defined in the Prior Agreement) issued and outstanding, on a Fully Diluted Basis (as defined in the Prior Agreement) desire to amend and restate the Prior Agreement and to accept the rights created pursuant hereto in lieu of the rights granted to them under the Prior Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereby agree that the Prior Agreement shall be amended and replaced in its entirety by this Agreement, and the parties hereto further agree as follows:

(1) **Certain Definitions.** As used herein, all terms defined above shall have the meanings specified. In addition, as used herein, the capitalized terms listed below shall have the respective meanings set forth below. The singular of any such term shall also be deemed to include the plural, to the extent the context so permits:

(a) "Affiliate" shall mean any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of at least 50% of the voting securities, by contract, or otherwise.

(b) "Immediate Family" shall have the meaning set forth in Section 4(b).

(c) "Initial Public Offering" means the first underwritten public offering of any class of the Company's common stock on Form S-1 or equivalent forms resulting in net proceeds to the Company of not less than $10 million, and as a result of which such class of the Company's common stock is quoted on the Nasdaq National Market System or over-the-counter market or listed on a national securities exchange.

(d) "Person" shall mean and include an individual, proprietorship, trust, estate, partnership, joint venture, association, limited liability company, corporation or other entity.

(2) **Restrictions on Transfer.** No Class B Stockholder shall sell, dispose of or otherwise transfer (voluntarily or involuntarily), pledge, encumber, mortgage, gift or bequeath (each, a "Transfer") any portion of such Class B Stockholder's Shares, directly or indirectly, except in accordance with and in the manner provided for in this Agreement. A Transfer shall not include the acquisition of Shares by exercise, exchange or conversion of options, warrants or other securities convertible or exchanged thereinto. Any Transfer or attempted Transfer of Shares in violation of or without full compliance with this Agreement shall be absolutely *void ab* initio and without legal effect. Each Class B Stockholder acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the purposes and objectives of this Agreement and the relationship of the parties.

(3) **Right of First Refusal.** Except as provided in Section 4:

(a) General; Purchase by Company. A Class B Stockholder or a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act")) of Class B Stockholders (individually or collectively as such a group, the "Transferring Stockholder") may Transfer all or any portion of his or their Shares which the Transferring Stockholder may from time to time hold (the "Offered Shares") to one or more third parties (the "Transferee") only if the Transferring Stockholder first gives the Company the right of first refusal as hereinafter provided to purchase the Offered Shares at the price and on terms offered by such Transferee and only during the period hereinafter set forth. Such right of first refusal shall be set forth in a written notice containing the material terms and conditions of the proposed Transfer to the Transferee, and the identity of the Transferee (the "Offer Notice") with a copy of the offer by the Transferee attached thereto, which notice shall be delivered to the Company. Upon request of the Company, the Transferring Stockholder shall provide such other information as reasonably required to establish the *bona fide* nature of the proposed Transfer. The Company shall have the option for a period of thirty (30) days after its receipt of the Offer Notice (the "Option Period") to purchase, upon the terms and conditions contained in the Offer Notice, all or any portion of the Offered Shares, by delivering written notice thereof (the "Acceptance Notice") to the Transferring Stockholder prior to the expiration of the Option Period. If the Company elects to purchase all or any portion of the Offered Shares, settlement shall be held at the principal office of the Company or at such other mutually agreeable location within thirty (30) days after Transferring Stockholder's receipt of the Acceptance Notice. If the Transferring Stockholder or an Affiliate of the Transferring Stockholder is a Director, such Person shall not vote or otherwise participate in the Board of Directors' determination of whether to purchase the Offered Shares.

(b) Assignment by Company. If the Company elects not to exercise its right of first refusal and purchase all of the Offered Shares, or if the Company elects to purchase only a portion of the Offered Shares, the Company may, in its sole discretion, assign its right of first refusal to any Person or group of Persons (the "Assignee") by delivering written notice thereof (the "Assignment Notice") to the Transferring Stockholder prior to the expiration of the Option Period. Upon delivery of the Assignment Notice by the Company to the Transferring Stockholder, the Assignee shall assume all of the rights and obligations of the Company pursuant to Sections 3(a) and 3(b) as if the Assignee were the Company; provided, however, that (i) the Assignee's Option Period shall be deemed to have commenced on the date of delivery of the Assignment Notice, (ii) if the Company elected to purchase only a portion of the Offered Shares, the Assignee's right of first refusal will apply only to the portion of Offered Shares the Company elected not to purchase, and (iii) the Assignee shall not have the option to assign its right of first refusal.

(c) <u>Non-Cash or Cash-Equivalent Offers.</u> If the forms of consideration (other than cash or cash-equivalents) offered by the Transferee are such that the Company cannot, despite reasonable efforts, furnish the same form of consideration, then the Company may purchase the Offered Shares for substitute consideration in a cash amount determined by agreement of such parties or by an appraisal of the value of such consideration by an appraiser to be mutually agreed upon. For all purposes of this Agreement, any appraiser called for by this Agreement must be disinterested and experienced in valuing the types of assets which are the subject of the appraisal. If the Company and the Transferring Stockholder are unable to agree on an appraiser, then the Company and the Transferring Stockholder shall each choose an appraiser and the two appraisers so chosen shall choose a third appraiser. Each of the appraisers shall determine a value of the consideration and the average of the two values that are closest to one another shall be the value of the consideration to be paid by the Company. The single appraiser or the three appraisers shall render their determination of value within fifteen (15) days of their appointment. The value of the consideration so determined, if delivered in good faith, is final and shall be binding on the parties. If the parties agree on an appraiser, the cost of appraisal shall be divided between them equally. If three appraisers are chosen, the Company and the Transferring Stockholder shall pay the costs of the appraiser each has chosen and one-half of the costs of the third appraiser. The running of all time periods provided herein shall be tolled until such appraisal is completed and delivered to the Company and the Transferring Stockholder.

(d) <u>Sale to Third Party.</u> In the event the Company does not exercise or assign (or the Assignee does not exercise, during the applicable period) its right of first refusal to purchase the Offered Shares or does not purchase the full amount of the Offered Shares within the Offer Period, such shares or portion of such shares, as applicable, may be sold to the Transferee, provided that:

(i)   Such sale shall be at a price and upon terms no less favorable to the Transferring Stockholder than those contained in the Offer Notice;

(ii)   Such sale shall be closed within one hundred eighty (180) days after the postmark or delivery date of the Offer Notice; otherwise, the Transferring Stockholder may not subsequently sell, dispose of or otherwise Transfer the Offered Shares without again complying with the provisions of this Section 3 in full;

(iii)   The Transferring Stockholder shall make available an opinion of counsel reasonably acceptable to the Company evidencing the availability of an exemption from the registration requirements of the Securities Act of 1933, as amended (the "<u>1933 Act</u>") and applicable state securities laws for the Transfer; and

(iv)   The Transferee(s) shall execute an Instrument of Joinder in the Form of <u>Exhibit A</u> hereto.

(e) <u>Multiple Kinds of Shares.</u> For the purpose of this Section 3 and Section 4 below, inasmuch as Shares may consist of securities, options, convertible instruments, warrants and rights, (i) all Shares shall be deemed exercised or converted into shares of common stock and (ii) any unpaid conversion or exercise price shall be treated as a deduction to any amount due the holder of such Shares.

(4)   Permitted Transfers.

(a) <u>Application.</u> The provisions of Sections 2 and 3 hereof shall not apply to the transactions described in this Section 4 (referred to collectively herein as "<u>Permitted Transfers</u>"); provided, however, that (i) the Transferring Stockholder shall notify the Company in writing of such Permitted Transfer prior to effecting it, and (ii) prior to effecting a Permitted Transfer the Transferring Stockholder shall require each Transferee to comply with the requirements of Section 3(d)(iv).

(b) <u>Transfers to Family Members.</u> Subject to the provisions of Section 7, any Class B Stockholder who is an individual may Transfer, by lifetime sale, gift, bequest at death under the Class B Stockholder's last will and testament or any other means, and upon any terms dictated by such Class B Stockholder, all or any portion of his Shares to (i) a member of' such Class B Stockholder's Immediate Family (as defined below), (ii) any trust the sole beneficiaries of which are members of such Class B Stockholder's Immediate Family or (iii) any entity the sole owners of which are the Class B Stockholder and/or members of such Class B Stockholder's Immediate Family; provided, however, that no such Transfers shall be made pursuant to any divorce or separation proceeding or settlement. A Transfer proposed to be made pursuant to a divorce or separation proceeding or settlement shall be subject to Sections 3(a) through (d). "Immediate Family" as used herein shall mean spouse, lineal descendant, father, mother, brother or sister of the Transferring Stockholder, including "in-laws" and adopted children. In the case of the death of a Class B Stockholder exercising his rights under this Section 4, the personal representative of such Class B Stockholder shall be authorized to exercise, on behalf of such Class B Stockholder, such Class B Stockholder's right to make a Transfer described in the first sentence of this Section 4(b), provided that such personal representative delivers to the Company written notice, within thirty (30) days after the date of such Class B Stockholder's death or the qualification of such personal representative if later, of its intent to Transfer such Class B Stockholder's Shares pursuant to this Section 4(b), which notice shall identify the Transferee or Transferees of such Shares and whether or not the Transfer is effected pursuant to the terms of such Class B Stockholder's will or a trust or by virtue of intestate succession. Any Class B Stockholder or his personal representative effecting a Transfer of Shares hereunder shall provide the Company with written notice of such Transfer.

(c) Transfers to Affiliates. Subject to the provisions of Section 7, any Class B Stockholder which is not an individual (an "Entity Stockholder") may Transfer by any means, and upon any terms dictated by such Entity Stockholder, all or any portion of its Shares to one or more Affiliates (as defined below) of such Entity Stockholder. Any Entity Stockholder effecting a Transfer of Shares hereunder shall deliver to the Company and the other Class B Stockholders written notice of such Transfer. Solely for the purpose of this Section 4(c), Affiliate shall mean any "Affiliate" as defined generally for purposes of this Agreement, or any other beneficial owner of such Entity Stockholder.

(d) Repurchase of Securities. Any sales of Shares to the Company pursuant to the exercise by the Company of any rights of repurchase of Stock hereunder or under any restricted stock or securities purchase agreement shall constitute a Permitted Transfer.

(e) Board Approved Transfers. Any Transfer that is approved by the Board of Directors of the Company and designated as a "Permitted Transfer" in such approval shall constitute a Permitted Transfer.

(f) Transfers to Existing Class B Stockholders. Subject to the provisions of Section 7, any Class B Stockholder may Transfer all or any portion of its Shares to a Transferee who is a Class B Stockholder and who, at the time of such Transfer, already holds Shares.

(5)   Market Lock-Up. Each Class B Stockholder agrees that, regardless of whether any of the Shares are requested or permitted to be included in the first registered underwritten offering under the 1933 Act of the Company's securities, upon the written request of the underwriters managing such offering, the Class B Stockholder will not offer, sell, make any short sale of, loan, grant any option for purchase of or otherwise dispose of any Shares not included in such registered public offering without the prior written consent of the Company or such underwriters, as the case may be, from the date of receipt of such request until such date (not to exceed 180 days after the effective date of the registration statement for such registered public offering) as the underwriters may specify. This Section 5 shall expressly survive a termination of this Agreement pursuant to Section 9.

(6)   Confidentiality.

(a) Confidential Information. Each Class B Stockholder agrees and acknowledges that, by reason of his ownership of' Shares, he may have access to confidential information of Company (and its affiliates, vendors, customers, and others having business dealings with it) including, without limitation, information and knowledge pertaining to intellectual properties, sales and profit figures, customer and client lists and information related to relationships between Company and its affiliates, customers, vendors and others having business dealings with it (collectively, the "Confidential Information"). Each Class B Stockholder acknowledges that the Confidential Information is a valuable and unique asset of Company (and its affiliates, vendors, customers, and others having business dealings with it) and covenants that, both during and after the period of his ownership of Shares, he will not disclose any Confidential Information to any person or use any Confidential Information without the prior written authorization of the Board of Directors of Company. The obligation of confidentiality imposed by this Section shall not apply to information that appears in issued patents or printed publications, that is required by law, regulation or judicial or governmental authorities to be disclosed, that is independently developed or acquired by a stockholder without breach of an obligation of confidentiality to the Company, or that otherwise becomes generally known in the industry through no act in breach of any obligation of confidentiality owed to the Company.

(b) Equitable Relief Costs. Each Class B Stockholder acknowledges that the restrictions contained in this Section are, in view of the nature of the business of the Company, reasonable and necessary to protect the legitimate interests of Company, and that any violation of any provisions of this Section will result in irreparable injury to Company. Each Class B Stockholder also acknowledges that the Company shall be entitled to temporary and permanent injunctive relief, without the necessity of proving actual damages, and to an equitable accounting of all earnings, profits and other benefits arising from any such violation, which rights shall be cumulative of and in addition to any other rights or remedies to which the Company may be entitled. In the event of such violation, the Company shall be entitled to commence action for temporary and permanent injunctive relief and other equitable relief in any court of competent jurisdiction.

(7)   Indemnification. Each Class B Stockholder hereby further agrees to indemnify, defend and to hold the Company and each other Class B Stockholder (and each of their successors, estates, personal representatives, Transferees and assigns) completely harmless from any cost, liability or damage (including without limitation, liability for attorneys' fees and other costs of enforcing this indemnity) incurred by any of them as a result of a violation of this Agreement.

(8)   Legend. All certificates evidencing the Shares shall bear a legend substantially in the following form (in addition to, or in combination with, any legend required under applicable federal and state securities laws and other agreements or Bylaw provisions relating to the Transfer of the Company's securities):

> THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE PROVISIONS OF A CLASS B STOCKHOLDERS AGREEMENT DATED AS OF [_____], 2021, AS AMENDED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY, WITH RESPECT TO VOTING AND TRANSFERS OF SECURITIES AND CERTAIN OBLIGATIONS RELATING TO OWNERSHIP OF SECURITIES, AND NO TRANSFER HEREOF MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT.

(9)   Term. The term of this Agreement shall be from the date hereof until the earlier to occur of (i) a closing of an Initial Public Offering or (ii) any acquisition of substantially all the Company's assets or all the outstanding shares of the Company's common stock (whether by merger, exchange or otherwise) resulting in the stockholders of the Company receiving cash or cash equivalents or securities listed on the NASDAQ National Market System or over-the-counter market or traded on a national exchange, provided that such acquisition is approved by a vote of the Company's stockholders. A Class B Stockholder who no longer holds any Shares shall not be entitled to any further rights, nor be subject to any further obligations, applicable to holders of shares of Class B Common Stock under the terms of this Agreement, provided that such Class B Stockholder has not violated this Agreement in obtaining such status; and provided further that this Agreement shall remain in full force and effect as to all other Class B Stockholders.

(10)   Binding Effect; Entire Agreement; Counterparts. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, heirs, distributees, legatees, personal representatives or assigns. This Agreement constitutes the entire agreement among the parties respecting the subject matter hereof and supersedes all prior agreements, discussions, negotiations and conversations regarding such subject matter. This Agreement may be executed in two or more counterparts, and each counterpart, when so executed and delivered, shall constitute a complete and original agreement. So long as a counterpart of this Agreement has been executed and delivered to the Company by each party hereto, it shall not be necessary for all parties hereto to have executed the same counterpart. In addition, it shall not be necessary when making proof of this Agreement or any counterpart hereof to produce or cancel any other counter parts.

(11) **Further Assurances.** The parties agree to take whatever actions and to execute and deliver any further documents or instruments that are reasonably necessary or desirable, or that may be reasonably requested by a party from time to time, to effectuate the terms of this Agreement.

(12) **Waiver, Modification or Amendment.** This Agreement shall be subject to modification or amendment, and any provision of this Agreement may be waived only by an instrument in writing signed by the Company (upon duly authorized action of its Board of Directors) and the Class B Stockholders (upon the express written consent of the Class B Stockholders party to this Agreement collectively holding greater than fifty percent (50%) of the Shares as of the effective date of the waiver, modification or amendment; provided, however, that (a) this Agreement may be amended solely for the purpose of adding as a party any person to whom Shares may be issued after the Effective Date without the consent of any stockholder, which amendment shall be effected by the execution of an Instrument of Joinder in the form attached as Exhibit A, and (b) this Agreement or any provision herein may be waived by the Company, on behalf of the Company, in a writing signed by the Company.

(13) **Governing Law; Venue; Waiver of Jury Trial.**

(a) This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without reference to the choice of law principles thereof.

(b) THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF UTAH LOCATED IN THE CITY OF PROVO, UTAH AND OF THE UNITED STATES LOCATED IN THE CITY OF SALT LAKE, UTAH IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND AGREE NOT TO COMMENCE ANY SUIT, ACTION OR PROCEEDING RELATING THERETO EXCEPT IN SUCH COURTS.

(c) EACH CLASS B STOCKHOLDER WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THIS AGREEMENT. THIS WAIVER IS KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY EACH CLASS B STOCKHOLDER, AND EACH CLASS B STOCKHOLDER ACKNOWLEDGES THAT EXCEPT FOR THE COMPANY'S AGREEMENT TO LIKEWISE WAIVE ITS RIGHTS TO A TRIAL BY JURY, NEITHER THE COMPANY NOR ANY PERSON ACTING ON BEHALF OF THE COMPANY HAS MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. EACH CLASS B STOCKHOLDER FURTHER ACKNOWLEDGES THAT HE HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF HIS OWN FREE WILL, AND THAT HE HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. EACH CLASS B STOCKHOLDER FURTHER ACKNOWLEDGES THAT HE HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS THIS AGREEMENT BELOW.

(14) **Notices.** All notices or other communication to any of the parties hereto pursuant to this Agreement shall be deemed to have been duly given or made if in writing and delivered by reputable overnight courier or certified or registered mail, return receipt requested, addressed to the parties at the addresses provided below unless otherwise provided herein or, to such other address as any of the parties may designate by written notice to the others. Notice shall be deemed to have been given one business day after delivery to a reputable overnight courier service for delivery the next day, or three business days after delivery to the U.S. Postal Service for delivery by certified or registered mail.

(15)   Legal Counsel. This Agreement has been prepared by the Company's legal counsel, with the consent and direction of the Class B Stockholders. Each Class B Stockholder has reviewed the contents of this Agreement and fully understands its terms. Each Class B Stockholder acknowledges that he is fully aware of his right to the advice of counsel independent from that of the Company's counsel, that the Company has advised him of such right and disclosed to him the risks in not seeking such independent advice, and that he understands the potentially adverse interests of the parties with respect to this Agreement. Each Class B Stockholder further acknowledges that no representations have been made with respect to the income or estate tax or other consequences of this Agreement to him and that he has been advised of the importance of seeking independent advice of counsel with respect to such consequences.

(16)   Future Share Issuances. The Company shall not, at any time during the term of this Agreement, issue any Shares or rights to acquire Shares without requiring that the holder thereof become a party to this Agreement, and no purported issuance in violation of this Section shall be valid or recognized by the Company.

(17)   Interpretation; Captions. All pronouns contained herein shall be deemed to include the feminine, masculine and neuter, singular or plural, as the identity of the parties hereto may require. The captions are inserted for convenience of reference only and shall not affect the construction of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been executed by the undersigned as of the Effective Date.

ANGEL STUDIOS, INC.

By: /s/ Neal Harmon

Name: Neal Harmon

Its: Chief Executive Officer

Date: August 18, 2021

Address:
295 W Center St
Provo, UT 84601

INSTRUMENT OF JOINDER

The undersigned,_____, in order to become the owner of_____ shares of the Class B Common Stock of ANGEL STUDIOS, INC., a Delaware corporation (the "Company"), hereby agrees to become a party to and to be bound by all terms and conditions of that certain Stockholders Agreement, having an effective date of [_____], 2021, as the same may have been previously and may hereafter be amended from time to time, and for all purposes thereunder, shall hereafter be deemed a "Stockholder." This Instrument of Joinder shall take effect and shall become a part of said Stockholders Agreement immediately upon execution by the undersigned and on behalf of the Company.

Executed as of the date set forth below under the laws of the State of Delaware.

[NAME]

By: _____

Name: _____
Title: _____

Address for Notice Purposes:

_____

_____

Date:

ACCEPTED:

ANGEL STUDIOS, INC.
By:_____
Name: _____
Its: _____